1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                 Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:          .)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
This is to report the amount of common shares bought back by TSMC from the Taiwan Stock Exchange on December 31, 2007.

Date	12/31/2007
Number of common shares bought back		23,251,000
Value of common shares bought back	NT$	1,432,356,400
Average buyback price per share	NT$	61.60
Accumulative number of shares bought back		800,000,000
Percentage of accumulative shares bought back to total outstanding common shares		3.03%

Note:	The Company has completed the share buyback plan on December 31, 2007.

TSMC Completes Share Buyback Plan
Hsinchu, Taiwan, R.O.C. — December 31, 2007 — Taiwan Semiconductor Manufacturing Company, Ltd. (TSE: 2330, NYSE: TSM) today announced that the Company has completed a share buyback plan approved by its Board on November 13, 2007, which makes up the third phase of TSMC and Philips’ multi-phased share release plan. TSMC repurchased 800 million of the Company’s common shares over the open market from the Taiwan Stock Exchange, accounting for approximately 3.03% of its total outstanding shares, at an average price of approximately NT$60.58 per share, totaling approximately NT$48.5 billion (US$1.5 billion). The repurchased shares will be cancelled.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Technical Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 31, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer